CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of HEXO Corp. (the "Company") on Form 40-F for the period ended July 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Registrant:		HEXO CORP.

Date: October 31, 2022	By:	/s/ Charles Bowman
Charles Bowman
Chief Executive Officer
(Principal Executive Officer)

Subsidiary Guarantor:	HEXO OPERATIONS INC.

Date: October 31, 2022	/s/ Joelle Maurais
Joelle Maurais
President and Secretary
(Principal Executive Officer)

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.